UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                          SCHEDULE 13D/A


            Under the Securities Exchange Act of 1934
                     (Amendment No.   46  )*


                   LIN Broadcasting Corporation
                         (Name of Issuer)

             Common Stock, par value $0.01 per share
                  (Title of Class of Securities)

                            0005327630
                          (CUSIP Number)

             Marilyn J. Wasser            Andrew A. Quartner
               AT&T Corp.         McCaw Cellular Communications, Inc.
         32 Avenue of the Americas      1150 Connecticut Ave., NW
          New York, NY 10013-2412         Washington, DC 20036
             (212) 387-5400                  (202) 223-9222
   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                          June 30, 1995
     (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3)
or (4), check the following box [   ].

Check the following box if a fee is being paid with the statement
[   ].  (A fee is not required only if the reporting person: (1)
has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                 (Continued on following page(s))

     This Amendment No. 46 (the "Amendment") amends the Schedule 13D originally filed on April 7, 1988, as previously amended (the "Schedule 13D"), with regard to the Common Stock, par value $.01 per share ("Common Stock"), of LIN Broadcasting Corporation, a Delaware corporation ("LIN" or the "Issuer"), as set forth below.
 Capitalized terms used without definition in this Amendment shall have the meanings ascribed thereto in the Schedule 13D.

Item 4.  Purpose of Transaction

Item 6.  Contracts, Arrangements, Understandings or
Relationships With Respect to Securities of the Issuer

     The information contained in Items 4 and 6 of the Schedule
13D is hereby supplemented by the following:

     On June 30, 1995, McCaw, MMM, Acquisition and LIN entered into an amended and restated Agreement and Plan of Merger (the "Amended Merger Agreement"). The Amended Merger Agreement provides for the acquisition by McCaw of the Public Shares by means of a merger of Acquisition into LIN (the "Merger") in which each publicly held Share (other than Dissenting Shares, as defined in the Amended Merger Agreement) would be converted into the right to receive $129.50 in cash, plus up to an additional $0.25 under the circumstances set forth in the Amended Merger Agreement, plus an amount, if any, equal to interest thereon at a rate of 5.5% per annum from September 15, 1995 until consummation of the Merger if the Merger has not been consummated by September 15, 1995.

     The economic terms set forth in the Amended Merger Agreement were determined in connection with the proposed settlement of the Stockholders Litigation and discussions with the Independent
Directors.  At a meeting held June 30, 1995, the Board of
Directors of LIN unanimously approved the Amended Merger
Agreement.

     The full text of the Amended Merger Agreement is attached hereto as Exhibit 99.1.

Item 7.  Material to be Filed as Exhibits

     The information contained in Item 7 of the Schedule 13D is hereby supplemented by the following:

     99.1      Agreement and Plan of Merger, dated April 28,
               1995, as amended and restated June 30, 1995, by and among McCaw, MMM, Acquisition and LIN.

                            SIGNATURE

     The undersigned hereby agree that this Amendment to Schedule
13D is filed on behalf of each of them and, after reasonable inquiry and to the best of their knowledge and belief, certify that the information set forth in this statement is true, complete and correct.


                         AT&T CORP.


                         By:  MARILYN J. WASSER
                              -----------------------------
Date: June 30, 1995           Marilyn J. Wasser
                              Vice President-Law and Secretary



                         McCAW CELLULAR COMMUNICATIONS, INC.


                         By:  ANDREW A. QUARTNER
                              -----------------------------
Date: June 30, 1995           Andrew A. Quartner
                              Senior Vice President-Law



                         MMM HOLDINGS, INC.


                         By:  ANDREW A. QUARTNER
                              -----------------------------
Date: June 30, 1995           Andrew A. Quartner
                              Senior Vice President-Law

                          EXHIBIT INDEX



     99.1      Agreement and Plan of Merger, dated April 28,
               1995, as amended and restated June 30, 1995, by and among McCaw, MMM, Acquisition and LIN.